November 28, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
Washington, D.C. 20549

Attn:     Cecilia Blye
Chief Office of Global Security Risk

Re:    NCR Corporation
10-K for Fiscal Year Ended December 31, 2017
Filed February 26, 2018
File No. 1-00395

Dear Ms. Blye:

This letter sets forth the responses of NCR Corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission set forth in your letter of November 14, 2018 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2017. For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold below, and is followed by the response of the Company. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR” or “the Company” in the responses below refer to NCR Corporation.

1.
You indicate on page 86 of the 10-K that you may have had a Syrian branch, two employees and property in Syria as recently as April 2016. Additionally, you state on page 36 of the 10-K filed February 24, 2017 that you maintained a bank account and guarantees at the Commercial Bank of Syria between January 1, 2016 and April 30, 2016. We are aware of news reports which appear to indicate that Commercial Bank of Syria operates NCR ATMs. Finally, you provide on page 29 of the 10-K revenue figures by “geographic theater” including for “Europe, Middle East Africa (EMEA),” a region that includes Sudan and Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated November 18, 2015, including contacts with their governments, whether through

Securities and Exchange Commission
Ms. Cecilia Blye

subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

With respect to Syria, in 2012 NCR voluntarily notified the U.S. Treasury Department Office of Foreign Assets Control (OFAC) of potential violations and ceased operations in Syria, which were commercially insignificant. The notification related to confusion stemming from the Company's failure to register in Syria the transfer of the Company's Syrian branch to a foreign subsidiary and to deregister the Company's legacy Syrian branch, which was a branch of NCR Corporation.

There is an extensive record of communication and cooperation between the Company and OFAC relating to the Company’s efforts to wind down its past operations in Syria. The Company applied for and received from OFAC, commencing in 2013, various licenses that permitted the Company to take measures required to wind down its past operations in Syria. The last such license expired in April 2016, and in connection with that expiration the Company abandoned its remaining property in Syria, which was commercially insignificant, and ended the employment of its final two employees there, who had remained employed by the Company solely to assist with the execution of the Company's wind-down activities pursuant to authority granted by the OFAC licenses. The Company submitted detailed reports to OFAC regarding this matter, including a description of the Company's comprehensive export control program and related remedial measures, and a description of the abandonment and related circumstances. In correspondence dated May 5, 2017, OFAC advised the Company it would not seek monetary penalties against the Company with respect to the matter, and issued a so-called “cautionary letter,” which it characterized as its “final enforcement response.”

NCR confirms that, since the Company’s letter to the Staff dated November 18, 2015, the Company’s only contacts with and activities in Syria have been pursuant to, and in accordance with, applicable OFAC wind-down licenses and abandonment of remaining company property in Syria. This activity was directed initially at possible disposition or donation of the Company’s property in Syria and, when that proved infeasible, abandonment of all remaining Company property in Syria following the expiration of the last of such licenses, as communicated in detail to OFAC.

NCR fully expects that, for at least the duration of sanctions and export controls, it will have no contacts with Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements.

With respect to Sudan, NCR confirms that, since the Company’s letter to the Staff dated November 18, 2015, the Company has not engaged in any contacts with Sudan, and fully expects that, for at least the duration of sanctions and export controls, it will have no contacts with Sudan, including contacts with their

Securities and Exchange Commission
Ms. Cecilia Blye

governments, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements.

With respect to the materiality of the contacts with Syria since the Company’s letter to the Staff dated November 18, 2015, the contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, were immaterial.

The following table shows the approximate dollar amounts of revenue, assets, and liabilities associated with each of Syria and the Sudan for the last three fiscal years and the subsequent interim period (amounts shown are in millions).

	For the year ended December 31, 2015	For the year ended December 31, 2016(1)	For the year ended December 31, 2017	For the nine months ended September 30, 2018
Syria
Revenue	$0.0	$0.0	$0.0	$0.0
Assets	$0.6	$0.0	$0.0	$0.0
Liabilities	$0.4	$0.0	$0.0	$0.0
Sudan
Revenue	$0.0	$0.0	$0.0	$0.0
Assets	$0.0	$0.0	$0.0	$0.0
Liabilities	$0.0	$0.0	$0.0	$0.0

(1)	In 2016, the Company wrote off remaining assets and liabilities in connection with the abandonment, as described above, of its remaining property in Syria.

Consistent with the Staff's comments and our ordinary assessment of materiality in a variety of contexts, we have also considered qualitative factors in our evaluation of the materiality of our contacts in Syria since the Company’s letter to the Staff dated November 18, 2015. In light of the factors and reasons set forth below, we believe that our contacts with Syria do not include factors a reasonable investor would deem important in making an investment decision.

•	No NCR revenue was associated with Syria for fiscal 2015, fiscal 2016, fiscal 2017 and for the nine months ended September 30, 2018.

•
Since July 2012, when we suspended operations in Syria, our contacts with Syria have consisted solely of activities related to the wind-down of operations consistent with the terms of wind-down licenses issued by OFAC and abandonment of the Company’s remaining property in Syria, which was commercially insignificant. We also note that since July 2012, our ongoing public disclosures have made clear for the benefit of our investors that we have suspended operations in Syria. We do not, at this time, anticipate pursuing future business in Syria.

•
We are aware of no divestment or similar initiatives directed at NCR by any investors, and have received no notices or inquiries with respect to any such initiatives, and also disclosed the wind-down and

Securities and Exchange Commission
Ms. Cecilia Blye

abandonment. We believe the de minimis nature of the Company's former business in Syria makes it unlikely that such investors would propose divestment.

•
Our past business contacts in Syria, which were suspended in 2012, were comprised of sales of ATMs, related software and peripherals, and parts, supplies and services sold to banks and other customers for use by consumers in their day-to-day life, and are not, we believe, of a nature that would engender negative investor sentiment.

In addition, NCR acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at 470-372-3400 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Andre Fernandez
Andre Fernandez
Executive Vice President and Chief Financial Officer
NCR Corporation

cc:    Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
Mike Hayford, President and Chief Executive Officer